CAPITAL PORTFOLIO MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended March 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Portfolio Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2205 York Road, Suite 203
(No. and Street)

Timonium	MD	21093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick V. Dyer — 410-667-4575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main St, Ste 101	Bel Air	MD	21014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Patrick V. Dyer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capital Portfolio Management, Inc._____, as of _____March 31_____, 20__17__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
Title



Notary Public

DAWN M. WEINSTEIN
Notary Public-Maryland
Baltimore County
My Commission Expires
November 02, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

We have audited the accompanying statement of financial condition of Capital Portfolio Management, Inc. as of March 31, 2017, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. We have audited the company since 2016.

Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc.as of March 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters.

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k) filed with the Securities and Exchange Commission that contains both the March 31, 2017 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuczah & Associates, P.A.

Bel Air, Maryland
May 26, 2017

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2017

ASSETS

Cash	$ 90,068
Deposits with clearing organization	50,000
Commissions receivable	69,786
Employee advance	72,076
Income tax receivable	24,934
Rental security deposit	10,175
Furniture and equipment (at cost, less accumulated depreciation of $28,159)	---
Total assets	$ 317,039

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 5,207
Deferred tax liability	16,750
Total liabilities	21,957

STOCKHOLDERS' EQUITY

Nonconvertible preferred stock, $1 par value, 100,000 shares authorized, 98,600 shares issued	493,000
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued	25,000
Retained deficit	(222,918)
Total stockholders' equity	295,082
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 317,039

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2017

Revenues		
Commissions	$	856,269
Mutual fund fees		262,533
Principal transactions		187,176
Interest		9,604
Other		125,645
Total revenue		1,441,227
Expenses		
Compensation and benefits		1,186,216
Floor brokerage and clearing fees		115,792
Occupancy and equipment rental		55,992
Communications		12,501
Office supplies		12,398
Registration and licenses		19,372
Insurance		3,891
Other		43,667
Total expenses		1,449,829
Loss before income taxes		(8,602)
Income tax benefit		(5,461)
Net loss		$(3,141)

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2017

| | Capital Stock | | Retained | |
	Preferred	Common	Deficit	Total
Balance, March 31, 2016	$ 463,000	$ 25,000	$ (185,252)	$ 302,748
Sale of preferred shares	30,000	---	---	30,000
Net loss	---	---	(3,141)	(3,141)
Dividends paid on preferred stock	---	---	(34,525)	(34,525)
Balance, March 31, 2017	$ 493,000	$ 25,000	$ (222,918)	$ 295,082

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2017

Cash flows from operating activities:		
Net loss	$(	3,141)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		7,282
(Increase) decrease in operating assets:		
Commissions receivable	(	42,459)
Employee advances		127,562
Income tax receivable	(	24,934)
Rental security deposit	(	7,125)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		5,054
Income taxes liability	(	12,653)
Net cash provided by operating activities		49,586
Cash flows from financing activities:		
Dividend on preferred stock	(	34,525)
Sale of preferred shares		30,000
Net cash used in financing activities	(	4,525)
Net increase in cash		45,061
Cash, beginning of year		45,007
Cash, end of year	$	90,068
Supplemental cash flow disclosures:		
Cash payments for:		
Interest	$	----
Federal and state income taxes	$	----

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to National Financial Services, LLC, which carries and clears such transactions for the Company on a fully disclosed basis.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Office Equipment

   Cost of office equipment is $28,159 as of March 31, 2017 and the assets are fully depreciated as of March 31, 2017. Depreciation of office equipment is determined by use of the straight line method over five to seven years.

   The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   E. Allowance for Bad Debts

   The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectable. Potential uncollectable receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

   F. Advertising

   Advertising costs for the fiscal year were $11,129. These costs are expensed as incurred.

   G. Income Taxes

   The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in FASB ASC 740.

   Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

   As of March 31, 2017, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   H. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include security deposits held as cash.

   I. Employee Benefits

   Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

   J. Retirement Plan

   The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $5,071 to the plan for the year ended March 31, 2017.

2. Accounts Receivable

   Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies.

3. Preferred Stock

   The Company has authorized 100,000 shares of preferred stock at a par value of $1 per share and has issued 198,600 shares. The Company paid $34,525 in dividends during the year.

4. Income Taxes

   The net benefit for income taxes consists of the following:

Current	Federal	$(9,161)
	State	(3,582)
Deferred	Federal	3,786
	State	3,496
Total benefit		$(5,461)

4. Income Taxes - Continued

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Net commissions not received	$ 11,000	$ 5,750	$ 16,750

5. Lease Commitments

The Company leased its previous office in Timonium, Maryland under a non-cancelable operating lease that expired in February 2017. For two months the Company leased this office on a month-to-month basis. The Company moved to a new office in April 2017 and signed a five year non-cancelable operating lease expiring April 30, 2022.

As of March 31, 2017, the aggregate future minimum rental payments under the new lease are as follows:

2018	$ 71,251
2019	87,640
2020	90,269
2021	92,977
2022	95,766
Later years	16,039
Total	$ 453,942

6. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

7. Related Party Transactions – Receivables from Stockholders

Over the years, the Company has made advances to one of its common stockholders. This advance is payable on demand and bears no interest. The balance as of March 31, 2017 was $72,076.

8. Guarantees and Indemnifications

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2017 was $1,566,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2017, the Company's net capital was $148,852 which exceeded the capital requirements of $50,000 by $98,852 and its net capital ratio was .194 to 1.

10. Subsequent Events

The Company has evaluated events and transactions for subsequent events through May 26, 2017, the date the financial statements were available to be issued. There are no subsequent events that require recognition or disclosure in the financial statements.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

NET CAPITAL
   Total stockholders' equity $ 295,082

Deductions and/or charges:
  Commissions receivable from insurance companies and
    clearing firm   39,045
  Employee advance   72,076
  Income tax receivables   24,934
  Rental security deposit   10,175
    Total deductions and/or charges   146,230

    Net capital $ 148,852

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$	5,207
Deferred tax liability		16,750
Total aggregate indebtedness	$	21,957

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
Excess net capital	$	98,852
Net capital less 120% of minimum dollar net capital requirement	$	88,852
Ratio: Aggregate indebtedness to net capital		.194 to 1

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016) UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	173,786
Audit adjustment to reflect income tax receivable that was netted against deferred tax liability	(	24,934)
Net capital per the preceding	$	148,852
Computation of aggregate indebtedness as reported in Company's Part IIA (unaudited) FOCUS report	$ (	2,977)
Audit adjustment to remove income tax receivable from aggregate indebtedness and list as nondeductible asset		24,934
Total aggregate indebtedness per the preceding	$	21,957
Reconciliation of Company's computation of Basic Net Capital requirement as reported on Company's Part IIA (unaudited) FOCUS report		
Minimum net capital requirement	$	50,000
Excess net capital as reported in Company's Part IIA (unaudited) FOCUS report		73,786
Less income tax receivable that was netted against deferred tax liability	(	24,934)
Excess net capital per the preceding	$	48,852

14

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

16

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Capital Portfolio Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Portfolio Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Portfolio Management, Inc. stated that Capital Portfolio Management, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2017 without exception. Capital Portfolio Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
May 26, 2017



CAPITALPORTFOLIOMANAGEMENT

INVESTMENT SERVICES & LIFE INSURANCE

Capital Portfolio Management, Inc. Exemption Report
For the Year Ended March 31, 2017

Capital Portfolio Management, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____

Patrick V. Dyer, President

9515 Deereco Road, Suite 1010, Timonium, MD 21093
(410)667-4575 (800)695-4648 www.cpminvestments.com

MEMBERS FINRA MSRB SIPC